SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E  13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         YES! ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    985834100
                         ------------------------------
                                 (CUSIP Number)
                                    Copy to:

Applewood Associates, L.P               Stephen A. Cohen, Esq.
68 Wheatley Road                        Morrison Cohen Singer & Weinstein, LLP
Brookville, New York 11545              750 Lexington Avenue
Telephone (212) 626-3070                New York, New York 10022
                                        Telephone (212) 735-8600
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 June 8, 1995
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Applewood Associates, L.P.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              595,488 shares                                6.8%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               0 shares                                       0%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                595,488 shares                                6.8%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          0 shares                                       0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    595,488 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         6.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Barry Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF, WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              21,137 shares                                 0.2%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               1,985,352 shares                            20.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                21,137 shares                                 0.2%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          1,985,352 shares                            20.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    2,006,489 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         21.0%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Irwin Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF, WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              21,137 shares                                 0.2%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               1,378,820 shares                            15.0%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                21,137 shares                                 0.2%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          1,378,820 shares                            15.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,399,957 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         15.3%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Barry Fingerhut
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF, WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              21,137 shares                                 0.2%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               1,378,820 shares                            15.0%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                21,137 shares                                 0.2%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          1,378,820 shares                            15.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,399,957 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         15.3%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Woodland Partners
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              112,500 shares                                1.3%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               340,169 shares                                3.9%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                112,500 shares                                1.3%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          340,169 shares                                3.9%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    452,669 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         5.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Woodland Venture Fund
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              140,766 shares                                1.6%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               311,903 shares                                3.5%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                140,766 shares                                1.6%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          311,903 shares                                3.5%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    452,669 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         5.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Seneca Ventures
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              140,766 shares                                1.6%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               311,903 shares                                3.5%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                140,766 shares                                1.6%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          311,903 shares                                3.5%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    452,669 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         5.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Marilyn Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               452,669 shares                                5.1%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          452,669 shares                                5.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    452,669 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         5.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Seth Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               595,488 shares                                 6.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          595,488 shares                                 6.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    595,488 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         6.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Jonathan Lieber
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               595,488 shares                                 6.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          595,488 shares                                 6.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    595,488 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         6.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Woodland Services Corp.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               452,669 shares                                 5.1%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          452,669 shares                                 5.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    452,669 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         5.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       The Marilyn and Barry Rubenstein Family Foundation
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       New York

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              37,500 shares                                 0.4%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               415,169 shares                                4.7%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                37,500 shares                                 0.4%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          415,169 shares                                4.7%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    452,669 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         5.1%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated June 8, 1995, relates to the reporting persons ownership of certain securities of YES! Entertainment Corporation (the "Issuer").


ITEM 1.   Security and Issuer

          (a) Common Stock, $0.01 par value per share (CUSIP No. 985834100).

          (b) Redeemable Common Stock Purchase Warrant ("Warrant"), expiring on June 7, 2000, entitling the holder thereof to purchase one share of Common Stock at $4.00 per share, exercisable as of June 7, 1995 (CUSIP No. 985834118).

          (c) Bridge Financing Warrant ("Bridge Warrant"), expiring on June 7, 2000, entitling the holder thereof to purchase one share of Common Stock at $4.00 per share, exercisable as of June 7, 1995.

          (d) Warrants, ("A Warrants"), expiring on July 16, 1998, entitling the holder thereof to purchase one share of Common Stock at $15.30 per share.

          (e) Warrants ("B Warrants"), expiring on July 16, 1999, entitling the holder thereof to purchase one share of Common Stock at $16.32 per share.

          (f) Warrants ("C Warrants"), expiring on September 16, 1999, entitling the holder thereof to purchase one share of Common Stock at $7.50 per share.

          The A Warrants, the B Warrants and the C Warrants are hereinafter referred to collectively as the "Private Placement Warrants".

          (g) Yes! Entertainment Corporation
              3875 Hopyard Road
              Pleasanton, California  94588


ITEM 2.   Identity and Background

     1. (a) Applewood Associates, L.P. ("Applewood"), a limited partnership organized under the laws of the State of New York.

          (b) Address:
              68 Wheatley Road
              Brookville, New York  11545

          (c) Principal Business: Investments.

          (d) No.

          (e) No.

          The general partners of Applewood are Applewood Capital Corp. ("AC Corp."), Barry Rubenstein, Irwin Lieber, and Barry Fingerhut.

     2. (a) Barry Rubenstein, a shareholder, President and director of InfoMedia Associates, Ltd. ("InfoMedia"), one of the general partners of 21st Century Communications Partners, L.P., 21st Century Communications T-E Partners, L.P., and 21st Century Communications Foreign Partners, L.P., a general partner of Applewood, a shareholder, an officer and a director of AC Corp., a general partner of Applewood, shareholder and an officer of Dalewood Associates, Inc., the general partner of Dalewood Associates, L.P., a general partner of Woodland Partners, Woodland Venture Fund (the "Fund"), Seneca Ventures ("Seneca"), and a Trustee of The Marilyn and Barry Rubenstein Family Foundation (the "Foundation").

          (b) Address:
              68 Wheatley Road
              Brookville, New York 11545

          (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d) No.

          (e) No.

          (f) Citizenship: United States.

              Sandler Investment Partners, L.P. and InfoMedia are the general partners of 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E"), and 21st Century Communications Foreign Partners, L.P. ("Foreign"). 21st Century, T-E and Foreign (sometimes hereinafter referred to as the "21st Funds") and certain general partners, are filing a Schedule 13D under separate cover.

     3. (a) Irwin Lieber, a shareholder, Secretary and Treasurer and a director of InfoMedia, a general partner of Applewood, and a shareholder, an officer and director of AC Corp.

          (b) Address:
              767 Fifth Avenue
              New York, New York 10153

          (c) Principal Occupation: Investment adviser.

          (d) No.

          (e) No.

          (f) Citizenship: United States.

     4. (a) Barry Fingerhut, a shareholder, Executive Vice President and director of InfoMedia, a general partner of Applewood, and a shareholder, an officer and director of AC Corp.

          (b) Address:
              767 Fifth Avenue
              New York, New York 10153

          (c) Principal Occupation: Investment adviser.

          (d) No.

          (e) No.

          (f) Citizenship: United States.

      5. (a) Woodland Partners, a general partnership organized under the laws of New York.

          (b) Address:
              68 Wheatley Road
              Brookville, New York 11545

          (c) Principal Business: Investments.

          (d) No.

          (e) No.

          The general partners of Woodland Partners are Barry Rubenstein and Marilyn Rubenstein (husband and wife).

      6. (a) Woodland Venture Fund, a limited partnership organized under the laws of New York (the "Fund").

          (b) Address:
              68 Wheatley Road
              Brookville, New York  11545

          (c) Principal Business: Investments.

          (d) No.

          (e) No.

          Woodland Services Corp. ("Services") and Barry Rubenstein are the general partners of the Fund. The limited partners of the Fund include certain other investors.

      7. (a) Seneca Ventures, a limited partnership organized under the laws of New York ("Seneca").

          (b) Address:
              68 Wheatley Road
              Brookville, New York 11545

          (c) Principal Business: Investments.

          (d) No.

          (e) No.

          The general partners of Seneca are Barry Rubenstein and Services. The limited partners of Seneca include Marilyn Rubenstein and certain other investors.

      8. (a) Marilyn Rubenstein, a general partner of Woodland Partners.

          (b) Address:
              68 Wheatley Road
              Brookville, New York 11545

          (c) Principal occupation: Housewife.

          (d) No.

          (e) No.

          (f) Citizenship: United States.

          Marilyn Rubenstein is the wife of Barry Rubenstein.

      9.  (a) Seth Lieber, is an officer of AC Corp.

          (b) Address:
              767 Fifth Avenue
              New York, New York 10153

          (c) Principal Occupation: Officer of corporate General Partner of partnerships and limited partnerships engaged in the investment business.

          (d) No.

          (e) No.

          (f) Citizenship: United States.

      10. (a) Jonathan Lieber, is an officer of AC Corp.

          (b) Address:
              767 Fifth Avenue
              New York, New York 10153

          (c) Principal Occupation: Officer of corporate General Partner of partnerships and limited partnerships engaged in the investment business.

          (d) No.

          (e) No.

          (f) Citizenship: United States.

      11. (a) The Marilyn and Barry Rubenstein Family Foundation, an organization which is exempt from Federal Income Taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").

          (b) Address:
              68 Wheatley Road
              Brookville, New York  11545

          (c) Principal Business: Charitable Foundation

          (d) No.

          (e) No.

          Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein are the Trustees of the Foundation.

      12. (a) Woodland Services Corp., a corporation organized under the laws of the State of New York ("Services").

          (b) Address:
              68 Wheatley Road
              Brookville, New York  11545

          (c) Principal Business: Investments.

          (d) No.

          (e) No.

              Mr. Rubenstein is the President and sole director of Services, and Marilyn Rubenstein, his wife, is the Secretary and Treasurer of Services. Mr. Rubenstein owns all of Service's outstanding shares of common stock, no par value.

ITEM 3. Source and Amounts of Funds or Other Consideration

          The individual reporting person obtained funds for the purchase of the shares of Common Stock and the Private Placement Warrants from personal funds, working capital and other funds. The partnerships and the corporations obtained funds for the purchase of the shares of Common Stock, the Warrants, the Preferred Stock and the Preferred Warrants, from their respective working capital and other funds.

          In April 1995, the Foundation and Woodland Partners provided bridge financing to the Issuer, for which each received a promissory note and Bridge Warrants. The Foundation and Woodland Partners have agreed not to sell the Bridge Warrants or the underlying shares from June 7, 1995 to June 7, 1997 without the consent of the underwriter ("Underwriter") of the Issuer's June 1995 initial public offering (the "IPO").

          From October 1993 to May 1994, Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Applewood, Seneca and the Fund acquired preferred stock ("Preferred Stock") and warrants exercisable to purchase preferred stock ("Preferred Warrants") from the Issuer in private placements. The Preferred Stock and the Preferred Warrants were exchanged for shares of Common Stock and Private Placement Warrants, respectively, in the IPO. The Common Stock issued in exchange for the Preferred Stock cannot be sold, assigned or transferred from June 7, 1995 to June 7, 1997 without the consent of GKN Securities Corp., and the Private Placement Warrants and the underlying Common Stock cannot be transferred from June 7, 1995 until December 1995.

          Applewood, Seneca and the Fund acquired their respective securities of the Issuer from the IPO and in the over-the-counter market.

          The amount of funds used in acquiring the shares of Common Stock and the Warrants are set forth below:

          Name                                Amount of Consideration
          ----                                -----------------------
          Applewood Associates, L.P.                $  3,929,188
          Barry Rubenstein                          $    528,334
          Irwin Lieber                              $    178,333
          Barry Fingerhut                           $    178,334
          Seneca Ventures                           $    824,375
          Woodland Venture Fund                     $    824,375
          Woodland Partners                         $    225,000
          The Marilyn and Barry Rubenstein
          Family Foundation                         $     75,000

ITEM 4.   Purpose of Transaction.

          The reporting persons acquired their securities for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interests in Securities of the Issuer.

          (a) The following list sets forth the aggregate number and percentage (based on 8,644,872 shares of Common Stock outstanding as reported in the Issuer's Prospectus dated June 7, 1995) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 8, 1995:

                                      Shares of            Percentage of Shares
                                    Common Stock              of Common Stock
Name                             Beneficially Owned(1)     Beneficially Owned(1)
----                             ---------------------     ---------------------
Applewood Associates, L.P.             595,488(2)                 6.8%
Barry Rubenstein                     2,006,489(2), (3), (4)      21.0%
Irwin Lieber                         1,399,957(2), (3), (5)      15.3%
Barry Fingerhut                      1,399,957(2), (3), (6)      15.3%
Woodland Partners                      452,669(2)                 5.1%
Woodland Venture Fund                  452,669(2)                 5.1%
Seneca Ventures                        452,669(2)                 5.1%
Marilyn Rubenstein                     452,669(2)                 5.1%
Woodland Services Corp.                452,669(2)                 5.1%
The Marilyn and Barry
 Rubenstein Family Foundation          452,669(2)                 5.1%
Seth Lieber                            595,488(2)                 6.8%
Jonathan Lieber                        595,488(2)                 6.8%

--------
     (1) Includes shares of Common Stock issuable upon the exercise of the Bridge Warrants and the Private Placement Warrants.

     (2) The reporting person disclaims beneficial ownership of these securities, except to the extent of his, her or its equity interest therein.

     (3) Includes 299,462 shares of Common Stock and 231,659 shares of Common Stock issuable upon the exercise of the Warrants and the Private Placement Warrants owned by 21st Century, 40,315 shares of Common Stock owned by Foreign, 31,187 shares of Common Stock issuable upon the exercise of the Warrants and the Private Placement Warrants owned by Foreign, 101,889 shares of Common Stock owned by T-E, and 78,820 shares of Common Stock issuable upon the exercise of the Warrants and the Private Placement Warrants owned by T-E. Includes 475,857 shares of Common Stock and 119,631 shares of Common Stock issuable upon the exercise of the Warrants and the Private Placement Warrants owned by Applewood.

     (4) Includes 18,380 shares of Common Stock and 2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Barry Rubenstein. Includes 105,809 shares and 105,809 shares of Common Stock and 34,957 shares and 34,957 shares of Common Stock issuable upon the exercise of the Warrants and the Private Placement Warrants owned by the Fund and Seneca, respectively. Includes 175,000 shares, 37,500 shares and 112,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Dalewood, the Foundation, and Woodland Partners, respectively.

     (5) Includes 18,380 shares of Common Stock and 2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Irwin Lieber.

     (6) Includes 18,380 shares of Common Stock and 2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Barry Fingerhut.

          By virtue of being a shareholder, officer and director of InfoMedia, a general partner of Applewood, of Seneca, the Fund, and Woodland Partners, a shareholder and an officer of Dalewood Associates, Inc., the general partner of Dalewood Associates, L.P. and a Trustee of the Foundation, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 1,985,352 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants, the Private Placement Warrants and the Bridge Warrants), representing approximately 20.8% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 18,380 shares of Common Stock and 2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants, representing approximately 0.2% of the outstanding Common Stock.

          By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Irwin Lieber may be deemed to have shared power to vote and to dispose of 1,378,820 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and the Private Placement Warrants), representing approximately 15% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 18,380 shares of Common Stock and 2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants, representing approximately 0.2% of the outstanding Common Stock.

          By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 1,378,820 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and the Private Placement Warrants), representing approximately 15% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 18,380 shares of Common Stock and 2,757 shares of Common Stock issuable upon the exercise of the Private Placement Warrants, representing approximately 0.2% of the outstanding Common Stock.

          Applewood has sole power to vote and to dispose of 595,488 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and the Private Placement Warrants), representing approximately 6.8% of the outstanding Common Stock.

          Woodland Partners has sole power to vote and to dispose of 112,500 shares of Common Stock (which includes shares issuable upon the exercise of the Bridge Warrants), representing approximately 1.3% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 340,169 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants, the Private Placement Warrants and the Bridge Warrants), representing approximately 3.9% of the outstanding Common Stock.

          The Fund has sole power to vote and to dispose of 140,766 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and the Private Placement Warrants), representing approximately 1.6% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 311,903 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants, the Private Placement Warrants and the Bridge Warrants), representing approximately 3.5% of the outstanding Common Stock.

          Seneca has sole power to vote and to dispose of 140,766 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and the Private Placement Warrants), representing approximately 1.6% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 311,903 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants, and the Private Placement Warrants and the Bridge Warrants), representing approximately 3.5% of the outstanding Common Stock.

          The Foundation has sole power to vote and to dispose of 37,500 shares of Common Stock (which includes shares issuable upon the exercise of the Bridge Warrants), representing approximately 0.4% of the outstanding Common Stock.

          By virtue of being a general partner of Seneca and the Fund, Services may be deemed to have shared power to vote and to dispose of 452,669 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and the Private Placement Warrants), representing approximately 5.1% of the outstanding Common Stock.

          By virtue of being a general partner of Woodland Partners, a trustee of the Foundation and wife of Barry Rubenstein, Marilyn Rubenstein may be deemed to have shared power to vote and to dispose of 452,669 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants, the Private Placement Warrants and the Bridge Warrants), representing approximately 5.1% of the outstanding Common Stock.

          By virtue of being an officer of Applewood Capital Corp., Seth Lieber may be deemed to have shared power to vote and to dispose of 595,488 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and the Private Placement Warrants), representing approximately 6.8% of the outstanding Common Stock.

          By virtue of being an officer of Applewood Capital Corp., Jonathan Lieber may be deemed to have shared power to vote and to dispose of 595,488 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and the Private Placement Warrants), representing approximately 6.8% of the outstanding Common Stock.

          (c) The following is a description of all transactions in the securities of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from April 8, 1995 to June 8, 1995, inclusive:

                                                     Number of
                                                   Shares (S) or
                                    Purchase        Warrants (W)    Purchase
                                        or          Purchased          or
Name of Shareholder                 Sale Date       or (Sold)     Sales Price
-------------------                 ---------       ---------     -----------

Applewood Associates, L.P.            6/8/95         70,000(S)     $ 4.75
                                      6/8/95         70,000(W)     $  .10
                                      6/8/95         75,000(S)     $ 5.0625

Seneca Ventures                       6/8/95         25,000(S)     $ 4.75
                                      6/8/95         25,000(W)     $  .10
                                      6/8/95         10,000(S)     $ 5.0625

Woodland Venture Fund                 6/8/95         25,000(S)     $ 4.75
                                      6/8/95         25,000(W)     $  .10
                                      6/8/95         10,000(S)     $ 5.0625


          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          (a) Applewood is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Applewood is vested in its general partners - Applewood Capital Corp., Barry Rubenstein, Irwin Lieber, and Barry Fingerhut. The limited partners have no voting or investment power over the shares of Common Stock held by Applewood.

          (b) Woodland Partners is a general partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein.

          (c) The Fund is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the Issuer's shares held by the Fund.

          (d) Seneca is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the Issuer's shares held by the Fund.

          (e) The Foundation is a charitable trust organized under the laws of the State of New York. It is exempt from Federal income taxation pursuant to
Section 501(a) of the Code as an organization described in Section 501(c)(3) of the Code. Pursuant to a trust agreement, voting and investment power over the shares of the Issuer held by the Foundation is vested in its trustees -Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein.

          (f) The reporting persons entered into a lock-up agreement with GKN Securities ("GKN") on June 7, 1995. Pursuant to this agreement, until June 7, 1997, the reporting persons shall not sell, assign or transfer their shares of Common Stock, any of the Bridge Warrants, or the underlying shares, without the consent of GKN.

          (g) Except for the circumstances discussed or referred to in paragraphs (a) through (f) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7.   Material to be Filed as Exhibits

          Exhibit A - Agreement, dated November 12, 1996, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                   Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:  November 12, 1996

                              APPLEWOOD ASSOCIATES, L.P.

                              By:   S/Irwin Lieber
                                   ----------------------------------------
                                   Irwin Lieber, A General Partner

                              WOODLAND PARTNERS

                              By:   S/Barry Rubenstein
                                   ----------------------------------------
                                   Barry Rubenstein, A General Partner

                              SENECA VENTURES

                              By:   S/Barry Rubenstein
                                   ----------------------------------------
                                   Barry Rubenstein, A General Partner

                              WOODLAND VENTURE FUND

                              By:   S/Barry Rubenstein
                                   ----------------------------------------
                                   Barry Rubenstein, A General Partner

                              WOODLAND SERVICES CORP.

                              By:   S/Barry Rubenstein
                                   ----------------------------------------
                                   Barry Rubenstein, President

                              THE MARILYN AND BARRY RUBENSTEIN FAMILY
                                 FOUNDATION

                              By:   S/Barry Rubenstein
                                   ----------------------------------------
                                   Barry Rubenstein, Trustee

                                   S/Barry Rubenstein
                                   ----------------------------------------
                                   Barry Rubenstein, Individually

                                   S/Irwin Lieber
                                   ----------------------------------------
                                   Irwin Lieber, Individually

                                   S/Barry Fingerhut
                                   ----------------------------------------
                                   Barry Fingerhut, Individually

                                   S/Marilyn Rubenstein
                                   ----------------------------------------
                                   Marilyn Rubenstein, Individually

                                   S/Seth Lieber
                                   ----------------------------------------
                                   Seth Lieber, Individually

                                   S/Jonathan Lieber
                                   ----------------------------------------
                                   Jonathan Lieber, Individually

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per shares, and certain securities convertible into Common Stock of YES! ENTERTAINMENT CORPORATION and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of November, 1996.

          APPLEWOOD ASSOCIATES, L.P.

          By:  S/Irwin Lieber
               --------------------------------------
               Irwin Lieber, A General Partner


          WOODLAND PARTNERS

          By:  S/Barry Rubenstein
               --------------------------------------
               Barry Rubenstein, A General Partner


          SENECA VENTURES

          By:  S/Barry Rubenstein
               --------------------------------------
               Barry Rubenstein, A General Partner


          WOODLAND VENTURE FUND

          By:  S/Barry Rubenstein
               --------------------------------------
               Barry Rubenstein, A General Partner


          WOODLAND SERVICES CORP.

          By:  S/Barry Rubenstein
               --------------------------------------
               Barry Rubenstein, President


          THE MARILYN AND BARRY RUBENSTEIN FAMILY
               FOUNDATION

          By:  S/Barry Rubenstein
               --------------------------------------
               Barry Rubenstein, A Trustee

                                   S/Barry Rubenstein
                                   --------------------------------------
                                   Barry Rubenstein, Individually


                                   S/Irwin Lieber
                                   --------------------------------------
                                   Irwin Lieber, Individually


                                   S/Barry Fingerhut
                                   --------------------------------------
                                   Barry Fingerhut, Individually

                                   S/Marilyn Rubenstein
                                   --------------------------------------
                                   Marilyn Rubenstein, Individually

                                   S/Seth Lieber
                                   --------------------------------------
                                   Seth Lieber, Individually

                                   S/Jonathan Lieber
                                   --------------------------------------
                                   Jonathan Lieber, Individually

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).